SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 09 October 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR-1

Voting rights attached to shares- Article 12(1) of directive 2004/109/EC

Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: The Governor and Company of the Bank of Ireland
2.         Reason for the notification (please tick the appropriate box or boxes):

    [x]      an acquisition or disposal of voting rights

    [  ]      an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

    [  ]      an event changing the breakdown of voting rights: See Box 11 for explanation of company reorganisation which is the sole reason for making this notification (not an additional purchase or disposal of shares)

    [  ]      other;

3.         Full name of person(s) subject to the notification obligation: The Capital Group Companies, Inc.
4.         Full name of shareholder(s) (if different from 3.): See Schedule A
5.         Date of the transaction and date on which the threshold is crossed or reached:05 October 2012
6.         Date on which issuer notified; 08 October 2012
7.         Threshold(s) that is/are crossed or reached: 5%
8.         Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares IE0030606259	1,507,706,905	1,507,706,905			1,475,842,276		4.8978%

SUBTOTAL A (based on aggregate voting rights)	1,507,706,905	1,507,706,905		1,475,842,276		4.8978%

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A

SUBTOTAL B (in relation to all expiration dates)
Total (A+B) [ where applicable in accordance with national law ]	number of voting rights	% of voting rights
1,475,842,276	1,475,842,276	4.8978%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: See Schedule A

10. In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date] n/a

11.       Additional information:
Due to a company reorganisation, Capital Research and Management Company ("CRMC") and Capital Group International, Inc ("CGII") will no longer report relevant holdings under management. With effect from 1 September 2012, the holdings under management of CRMC and CGII are being reported in aggregate by The Capital Group Companies, Inc.

Done at Dublin on 9 October 2012
Contact: Helen Nolan, Group Secretary
Telephone: +353 (0) 76 623 4710

Schedule A
As of 5 October 2012

The Governor and Company of the Bank of Ireland

                                         Number of Shares                        Percent of Outstanding

The Capital Group Companies, Inc.1                                                                                                                                       1,475,842,276                                                                                                             4.898%
("CG") holdings

Holdings by CG Management Companies and Funds:

.Capital Research and Management Company        1,475,842,276             4.898%
       . EuroPacific Growth Fund                                   1,475,842,276             4.898%

(Direct shareholding that does not exercise its own voting shares. Voting shares are exercised by CRMC.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 09 Ocotober 2012